                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                            SOLITRON DEVICES, INC.
             ----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
     ---------------------------------------------------------------------
                        (Title of Class of Securities)

                                   834256208
                    ---------------------------------------
                                (CUSIP Number)

                               Thomas Zdrodowski
         Policemen & Firemen Retirement System of the City of Detroit
                 908 City County Building, Detroit, MI  48226
                                (313) 224-3361
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 5, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 834256208                                       PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Board of Trustees of the Policemen and
      Firemen Retirement System of the City of Detroit
      EIN:  38-2465279

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Michigan

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    336,407 (1)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    336,407 (1)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    336,407 (1)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    15.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    EP

------------------------------------------------------------------------------
          (1) Power is exercised by the Board of Trustees under the applicable provisions of the Charter of the City of Detroit, the City of Detroit Municipal Code and Michigan Investment of Assets of Public Employees Retirement Systems Act.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 834256208              Schedule 13D                  Page 3 of 5 Pages

     This is the Fourth Amendment and Restatement of the Schedule 13D originally filed with the Securities and Exchange Commission on August 16, 1994 by the Board of Trustees of the Policemen and Firemen Retirement System of the City of Detroit with respect to the common stock, one cent ($0.01) par value, of Solitron Devices, Inc.

ITEM 1. Security and Issuer.

     The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is Common Stock, one cent ($0.01) par value (the "Shares"). The name and address of the principal executive office of the issuer of such securities is Solitron Devices, Inc., a Delaware corporation, 3301 Electronics Way, West Palm Beach, Florida 33407 (the "Issuer").

ITEM 2.  Identity and Background.

     (a) and (b): The Board of Trustees of the Policemen and Firemen Retirement System of the City of Detroit is the Reporting Person of this Statement. The Policemen and Firemen Retirement System of the City of Detroit is a pension plan and trust created and operated pursuant to: (a) the 1918 City of Detroit Charter, as amended through June 30, 1974, and continued in effect by Article XI, Section 102 of the July 1, 1974, City of Detroit Charter, (b) Article XI of the July 1, 1974, City of Detroit Charter, (c) the pension ordinances found in Chapter 54 of the City of Detroit Municipal Code, and (d) other applicable law, including State of Michigan statutes applicable to investment of funds of public employees' retirement systems, including Act No. 55 of the Public Acts of 1982, as amended (codified as "Investment of Assets of Public Employees Retirement Systems" (MCLA 38.1121 et seq.)) and its principal business is investment of funds of public employees' retirement systems. The address of the Reporting Person's principal business is 908 City County Building, Detroit, MI 48226 and the address of the Reporting Person's principal office is 908 City County Building, Detroit, MI 48226.

     (d) and (e): During the last five years, the Reporting Person has not been
(i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the entire 336,407 shares reported in this Statement, in accordance with a Plan of Reorganization of the Issuer, confirmed by Order of the United States Bankruptcy Court, Southern District of Florida, West Palm Beach Division, dated August 19, 1993 (the "Plan of Reorganization"), a copy of which was attached as Exhibit A to the original paper Schedule 13D of the Reporting Person.

ITEM 4.  Purpose of Transaction.

     The Reporting Person is a creditor of the Issuer and received the Shares as a partial satisfaction of Issuer's debt to the Reporting Person. The Reporting Person directly owns 336,407 Shares which were acquired according to the Plan of Reorganization and are currently held for the purpose of investment.

     The Reporting Person presently has no plans or proposals which relate to or would result in:

CUSIP NO. 834256208              Schedule 13D                  Page 4 of 5 Pages

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except pursuant to the Plan of Reorganization;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except for those transactions required or permitted by the Plan of Reorganization;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (j)  any action similar to those enumerated above.

     The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The following table sets forth the aggregate number of Shares beneficially owned as of January 5, 1998 by the Reporting Person and the percent of the class of such Shares believed to be outstanding.


     Name                         No. of Shares Owned      Percent of Class/1/
     ----                         -------------------      --------------------
                               Direct   Indirect   Total
                               ------   --------   -----

     The Board of Trustees    336,407      -0-    336,407         15.0%

     (b) The Reporting Person has sole voting and dispositive power with respect to the 336,407 Shares.

-----------------
/1/ Based on 2,243,804 Shares reported outstanding by Issuer, the percentage is rounded to the nearest 1/10 percent.

CUSIP NO. 834256208              Schedule 13D                  Page 5 of 5 Pages


     (c) The Reporting Person has not effected any transactions in Shares of the Issuer's Common Stock during the past 60 days.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has an arrangement with MIG Companies pursuant to which MIG Companies acts as financial adviser to the Reporting Person.

ITEM 7. Material to be Filed as Exhibits.

     None. Exhibit A - The Plan of Reorganization was attached as an exhibit to the Reporting Person's original paper Schedule 13D.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                       BOARD OF TRUSTEES OF THE POLICEMEN AND
                                       FIREMEN RETIREMENT SYSTEM OF THE CITY OF
                                       DETROIT


Dated: 5-14-98                         By:   /s/ George Orzech
       --------------                        ----------------------------------
                                       Name: George Orzech
                                             ----------------------------------
                                             Trustee


                                       By:   /s/ Derrick Royal
                                             ----------------------------------
                                       Name: Derrick Royal
                                             ----------------------------------
                                             Trustee